Exhibit 21.1

MRV COMMUNICATIONS, INC.

Subsidiaries of MRV

Subsidiary Name (1)	Jurisdiction of Organization

Alca AB	Sweden
Charlotte’s Networks, Inc.	Delaware
Creative Electronic Systems SA	Switzerland
EDSLan SpA	Italy
Interdata	France
LuminentOIC, Inc.	Delaware
MRV Communications – Boston Division, Inc.	Massachusetts
MRV Communications GmbH	Germany
MRV International, Ltd.	Israel
Tecnonet SpA	Italy
TurnKey Communciations AG	Switzerland

(1)	In accordance with Instruction (ii) to Exhibit (21) to the Exhibit Table in Item 601 of Regulation S-K, Registrant has omitted from the above table two domestic and 20 foreign subsidiaries in the network communications business: one domestic and two foreign subsidiaries in the optical components business: and one foreign subsidiary in the development stage enterprise business.

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